Exhibit 99.1

 Origin Agritech Limited Schedules Release of Audited Financial Results for the
            Nine Months Ended September 30, 2006 and Conference Call

    BEIJING--(BUSINESS WIRE)--Jan. 16, 2007--Origin Agritech Limited ("Origin") (Nasdaq: SEED) today announced that it will issue financial results for the nine months ended September 30, 2006 prior to the opening of the stock market on Monday, January 29, 2007. Management will conduct a conference call that morning at 9:00 am Eastern Time to discuss the results.

    Interested parties may participate in the call by dialing (888) 751-6344 (Domestic) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time on February 25, 2007. Listeners may dial (800) 642-1687 (Domestic) or (706) 645-9291
(International) and use the code 5825817 for the replay. In addition, the conference call will be broadcast live over the internet. To listen to the live call on the internet, please go to http://audioevent.mshow.com/318157 at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until February 25, 2007.

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice, cotton and canola in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had introduced ten new proprietary corn hybrids, six new proprietary rice hybrids and two new proprietary canola hybrids to the market.

    FORWARD LOOKING STATEMENT

    Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. These risks are detailed in Origin's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 86-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 619-795-4627
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608